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                                                      File No. 811-08055


                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM N-18F-1

             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                 UNDER THE INVESTMENT COMPANY ACT OF 1940


                          TIAA-CREF MUTUAL FUNDS
                          ----------------------
                        (Exact Name of Registrant)


                         NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                SIGNATURE


     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and state of New York on the 23rd day of July, 1999.


                                    Signature: TIAA-CREF MUTUAL FUNDS


                                           By:  /s/ Thomas G. Walsh
                                               -----------------------
                                                    Thomas G. Walsh
                                                    President




Attest: /s/ Ilana R. Marcus
       -------------------------
       Ilana R. Marcus
       Assistant Secretary